UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 000-22387
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
The Delaware County Bank & Trust Company Employee 401(k) Retirement Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
DCB Financial Corp
110 Riverbend Avenue
Lewis Center, Ohio 43035

THE DELAWARE COUNTY BANK & TRUST COMPANY EMPLOYEE 401(k) RETIREMENT PLAN
REQUIRED INFORMATION
Item 4. Financial Statements and Supplemental Schedules for the Plan.
The Delaware County Bank & Trust Company Employee 401(k) Retirement Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). In lieu of the requirements of Items 1-3 of this Form, the Plan is filing financial statements and supplemental schedules prepared in accordance with the financial reporting requirements of ERISA. The Plan financial statements and supplemental schedules for the fiscal year ended December 31, 2010, are included as Exhibit 99.1 to this report on Form 11-K and are incorporated herein by reference. The Plan financial statements and supplemental schedules as of and for the year ended December 31, 2010 have been audited by Clark, Schaefer, Hackett & Co., Independent Registered Public Accounting Firm, and their report is included therein.
EXHIBITS
The following financial statements and exhibits are filed as part of this annual report:

EXHIBIT NUMBER	DESCRIPTION

Exhibit 23.1	Consent of Independent Registered Public Accountants

Exhibit 99.1
Financial Statements for The Delaware County Bank & Trust Company Employee 401(k) Retirement Plan as of and for the years ended December 31, 2010 and 2009, and the Supplemental Schedules as of December 31, 2010.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, The Delaware County Bank & Trust Company, trustee and administrator of the plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
The Delaware County Bank & Trust Company Employee 401(k) Retirement Plan

Date: June 29, 2011	By:	/s/ John A. Ustaszewski
John A. Ustaszewski
Senior Vice President/Chief Financial Officer